Exhibit 1
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[Desc Logo] [Photograph of Corporate Building]
Preliminary Figures - Second Quarter 2002

Contacts:
--------

In Mexico:                                                 In New York:
Arturo D'Acosta Ruiz                                       Blanca Hirani
Alejandro de la Barreda                                    Melanie Carpent
Tel: 52-555-261-8037                                       Tel: 212-406-36
abarredag@mail.desc.com.mx                                 bhirani@i-adviz.com
                                                           -------------------
www.desc.com.mx
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Mexico City, July 1, 2002 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary figures for the second quarter of 2002, which reflect:

         a) The positive effects of the cost and expense reduction program, particularly in the Autoparts Sector.

         b) The increase in the prices of some raw materials in the Chemical Sector.

         c) Higher sales volumes in the Branded Products Business and lower sale prices in the Pork Business.

During the quarter Desc successfully closed two syndicated loan contracts for approximately US$ 410 million, which will allow Desc to significantly improve its debt profile.

                              2Q02 Preliminary Figures
                        (Figures in millions of U.S. dollars)

     --------------------------------------------------------------------
                                                2Q02e           2Q01
     --------------------------------------------------------------------
     Sales                                        558           554
     --------------------------------------------------------------------
     Operating Income                             43            48
     --------------------------------------------------------------------
     Operating Margin                            7.7%          8.6%
     --------------------------------------------------------------------
     EBITDA                                       77            80
     --------------------------------------------------------------------
     Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


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

Autoparts Sector (Unik)
During the second quarter of 2002, expected sales for the Autoparts Sectors will remain in-line with the levels achieved during the same quarter of the previous year. Operating margin is expected to show a significant recovery, reaching over 12%, due to the implementation of the cost and expense reduction program, the headcount reduction and the rationalization of investments in assets, among others.

                                    [Unik Logo]

                             2Q02 Preliminary Figures
                       (Figures in millions of U.S. dollars)
    --------------------------------------------------------------------------
                                                     2Q02e           2Q01
    --------------------------------------------------------------------------
    Sales                                             244           250
    --------------------------------------------------------------------------
    Operating Income                                  30             27
    --------------------------------------------------------------------------
    Operating Margin                                 12.5%         10.8%
    --------------------------------------------------------------------------
    EBITDA                                            48             46
    --------------------------------------------------------------------------
    Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


Chemical Sector
Chemical sector sales for the quarter will be similar to those registered during the same quarter of 2001. However, operating margin will post a slight decline compare to 2Q01 due to the increase in certain raw material prices (butadiene and styrene), which Desc has been unable to pass on to final product sales prices. The company will continue to implement the cost and expense reduction program in order to compensate these effects.

                              [Chemical Sector Logo]

                             2Q02 Preliminary Figures
                       (Figures in millions of U.S. dollars)
    --------------------------------------------------------------------------
                                                     2Q02e         2Q01
    --------------------------------------------------------------------------
    Sales                                             189           190
    --------------------------------------------------------------------------
    Operating Income                                  12             14
    --------------------------------------------------------------------------
    Operating Margin                                 6.6%           7.4%
    --------------------------------------------------------------------------
    EBITDA                                            20             23
    --------------------------------------------------------------------------
    Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

Food Sector
When compared to the same quarter of the previous year, the Food Sector will register a sales increase due to higher volumes sold in the Branded Products Business. Operating margin will reach approximately 5% mainly due to the cost and expense reduction program. The Pork Business will show a negative margin of around 6% due to the low productivity levels in the Bajio region and the decrease in Pork sales prices caused by higher imports from the U.S.


                               [Food Sector Logo]
                            2Q02 Preliminary Figures
                      (Figures in millions of U.S. dollars)
   --------------------------------------------------------------------------
                                                   2Q02e           2Q01
   --------------------------------------------------------------------------
   Sales                                             99             94
   --------------------------------------------------------------------------
   Operating Income                                   1             4
   --------------------------------------------------------------------------
   Operating Margin                                 0.5%           4.4%
   --------------------------------------------------------------------------
   EBITDA                                             5             8
   --------------------------------------------------------------------------
   Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


Real Estate Sector
                  The expected revenues for the quarter will be higher than those registered during the same quarter of the previous year, due to the higher sales from the Punta Mita project. This sales mix will cause lower operating margins.


                             [Real Estate Sector Logo]
                             2Q02 Preliminary Figures
                       (Figures in millions of U.S. dollars)
    --------------------------------------------------------------------------
                                                    2Q02e           2Q01
    --------------------------------------------------------------------------
    Sales                                             25             18
    --------------------------------------------------------------------------
    Operating Income                                   3             4
    --------------------------------------------------------------------------
    Operating Margin                                 12.5%         22.5%
    --------------------------------------------------------------------------
    EBITDA                                             3             5
    --------------------------------------------------------------------------
    Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


                                    ********

The Company will publish its actual Second Quarter 2002 figures on July 25, 2002 and the conference call will take place on July 26, 2002.

All figures included in this report regarding the Company's projections and preliminary results or the potential growth that it could achieve, are based on the Company's expectations. These expectations are mainly subject to market changes, the performance of the economy, international markets as well as the industry; therefore they are subject to change.
















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